September 27, 2022

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:    Jane Park

Re:    VectivBio Holding AG
    Acceleration Request for Registration Statement on Form F-3
    File No. 333-265546

Ladies and Gentlemen:

The undersigned registrant hereby respectfully advises the staff (the “Staff”) of the U.S. Securities and Exchange Commission that it is withdrawing its previous request that the above-referenced Registration Statement be declared effective on Monday, September 26, 2022. The registrant hereby undertakes to advise the Staff regarding any future acceleration request as soon as possible.

[Signature page follows]

Very truly yours,

VectivBio Holding AG

By: /s/ Claudia D’ Augusta
Claudia D’Augusta
Chief Financial Officer

cc:    Scott Applebaum, VectivBio Holding AG
Brandon Fenn, Cooley LLP
    Dayne Brown, Cooley LLP
Andreas Müller, Homburger AG